Mint Incorporation Limited

503 Park Tower, 15 Austin Road,
Tsim Sha Tsui, Kowloon, Hong Kong

December 20, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Mint Incorporation Limited

Registration Statement on Form F-1, as amended (File No. 333-281922)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Mint Incorporation Limited hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on December 20, 2024, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Mint Incorporation Limited

By:	/s/ Hoi Lung CHAN
	Name:	Hoi Lung CHAN
	Title:	Chief Executive Officer and Director

cc:	Mengyi “Jason” Ye, Esq.
Ortoli Rosenstadt LLP